SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [ x ]        Form 40-F  [      ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [      ]        No  [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

1.	GigaMedia Buys World No. 1 Mahjong Site and Leading Asian Game Portal (attached hereto as Exhibit 99.1)

2.	GigaMedia to Hold Investor Conference Call on December 19 to Discuss Acquisition of FunTown (attached hereto as Exhibit 99.2)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: December 20, 2005	By: /s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia buys

World No. 1 Mahjong Site

and

Leading Asian Game Portal

Highlights

•	GigaMedia acquires FunTown, the world’s largest online Mahjong game site in terms of revenue

•	Mahjong, the poker of Asia, has an addressable market of over one billion native players

•	FunTown – one of Asia’s largest game portals – has over four million registered users

•	FunTown expects net profit of over $5 million in 2005

•	100 percent acquisition for $45 million, plus up to $5 million if pre-tax net income in 2006 grows by 30%

•	Highly strategic, highly accretive transaction

TAIPEI, Taiwan, December 19, 2005 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) entered into a definitive agreement today to acquire FunTown, a leading Asian online casual game portal and operator of the world’s largest online Mahjong game site in terms of revenue.

“With FunTown, we enter the fastest growing segment of online gaming, casual gaming, with a commanding lead,” explained GigaMedia CEO Arthur Wang. “The acquisition is both highly strategic and highly accretive – driving significant earnings growth in 2006 and beyond.”

Highly Strategic Acquisition

“The new Giga’s strategic focus on the high-growth, high-margin online entertainment sector is greatly enhanced by the FunTown acquisition,” stated CEO Wang.

FunTown operates the world’s largest online Mahjong site in terms of revenue. Mahjong is a traditional Asian table game, called the poker of Asia, with an addressable market of over one billion native players. GigaMedia will leverage FunTown’s number one Mahjong position by licensing FunTown’s software to operators around the world and in particular, to the international markets currently served by Giga’s subsidiary Cambridge Entertainment Software.

FunTown’s leading position in the Asian casual game market will enable GigaMedia to capitalize on the rapid growth of online games in Asia.

According to the PricewaterhouseCoopers report entitled “Global Entertainment and Media Outlook: 2005-2009,” the online gaming market in the Asia/Pacific region is expected grow by 45 percent on a compound annual rate to the year 2009, increasing from $1.1 billion in 2004 to $7 billion in 2009, as online game subscribers grow from 10 million in 2004 to an expected 75 million in 2009.

Other industry reports forecast that casual games will grow faster than other types of online games which normally require high levels of skill or gaming experience.

FunTown offers 41 exciting casual games to a base of over four million registered users.

FunTown operations are also very complementary to the existing GigaMedia online entertainment offerings.

“GigaMedia can now offer a full range of entertainment software to its licensees: from play for fun… to play for points… to play for prizes… to play for money,” said CEO Wang. “This enables cross-selling and up-selling of players, a compelling advantage of full-range game platforms.”

Highly Accretive Acquisition

GigaMedia expects the transaction to be strongly EPS accretive and generate significant increases in revenues and net income beginning in the first quarter of 2006.

On an unaudited, management account basis, FunTown is expected to generate approximately $5.1 million in net income in 2005. Looking ahead, GigaMedia anticipates 20 percent to 30 percent growth in FunTown’s business in 2006.

The transaction also has immediately realizable cost synergies which may be derived from: (a) the reduction of FunTown’s bandwidth costs by channeling certain traffic through GigaMedia’s ISP infrastructure, (b) the integration of certain back-office functions, and (c) the reduction of certain product distribution costs.

The Transaction Specifics

GigaMedia has agreed to pay total consideration of $45 million, which represents approximately 8.9 times estimated full-year 2005 net income of FunTown. Management believes this is an attractive valuation given the aforementioned strategic value and expected growth of FunTown’s platform. Under the terms of the agreement, which has been approved by both boards of directors, consideration and payment by GigaMedia includes the following:

•	$45 million total consideration

•	$25 million in cash on closing

•	a $15 million GigaMedia convertible note (the “Convertible Note”) on closing

•	$5 million in cash on April 1, 2006

•	Additional incentive, earn-out payment

•	an additional amount payable on April 1, 2007 of up to $5 million upon achievement of 30 percent pre-tax net income growth

The Convertible Note is convertible into common stock of GigaMedia. Key terms of the Convertible Note include the following:

•	Maturity: 50 percent in two years; 50 percent in three years

•	Coupon / Yield: 0 percent / 0 percent

•	Conversion price: 25 percent conversion premium over the average volume-weighted closing share price for the 90 days prior to closing

•	Conversion: No conversion in the first nine months; 50 percent conversion allowed between nine months and 12 months after closing; 100 percent conversion allowed after 12 months

•	Early redemption: Right to call the Note within the first 12 months from closing at a 5 percent annualized interest rate

The transaction is subject to customary closing conditions. Management expects the transaction to close in early January 2006 and to incorporate FunTown’s financial results into GigaMedia’s financial statements beginning in the first quarter of 2006.

Company Profile

Founded in 1998, FunTown (http://www.funtown.com.cn/) (http://www.funtown.com.hk/) (http://www.funtown.com.tw/) is one of the leading casual game platforms in Asia, with over four million registered users, 500 thousand paying customers and an offering of 41 fun and exciting games, including the world’s largest Mahjong platform in terms of revenue. FunTown generates revenues through access fees and also through the sales of various in-game items.

FunTown’s games are designed to be fun for players of all levels of skill and experience, from the complete beginner to the “Game Master.” In addition, FunTown offers a strong online gaming community, with many opportunities for players to make friends and play together on teams competing against other groups in tournaments for fun and prizes. The company’s software allows users to create their own fun and humorous online persona – offering players a wide selection of clothing, styles, icons and other elements to individualize a player’s online look and keep their entertainment fresh and exciting.

FunTown’s games can be played on personal computers, mobile phones, airplane entertainment consoles and, soon, on the Xbox 360 when launched in Taiwan and Hong Kong in March 2006. FunTown also has strong research and development capabilities and has developed nearly all games in-house.

FunTown employs approximately 188 full-time employees in Taiwan, Hong Kong and China.

About the Numbers in This Release

All figures referred to in this release are presented in U.S. dollars and are unaudited.

Conference Call and Webcast

GigaMedia will hold a conference call at 11:30 p.m. Taipei/Hong Kong Time on December 19, 2005, which is 10:30 a.m. Eastern Daylight Time on December 19, 2005 in the U.S., to discuss the Company’s acquisition of FunTown. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. Through its subsidiary Cambridge Entertainment Software, the Company develops software for online entertainment services, including the global online gaming market. GigaMedia’s subsidiary FunTown, based in Taipei, Taiwan, is a leading Asian casual game portal and operates the world’s largest online Mahjong game site in terms of revenues. GigaMedia also operates a major Taiwanese broadband ISP, which provides Internet access service with multiple delivery technologies to consumers. GigaMedia’s subsidiary KBT provides broadband services to corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

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Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia to Hold Investor Conference Call

on December 19 to Discuss Acquisition of FunTown

TAIPEI, Taiwan, December 19, 2005 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) will hold an investor webcast on December 19, 2005 at 10:30 a.m. Eastern Daylight Time, which is 11:30 p.m Taipei/Hong Kong Time on December 19, 2005, to discuss the Company’s acquisition of FunTown, a leading Asian casual game portal and operator of the world’s largest online Mahjong game site in terms of revenues. A link to the live and archived webcast will be available at http://www.gigamedia.com.tw.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. Through its subsidiary Cambridge Entertainment Software, the Company develops software for online entertainment services, including the global online gaming market. GigaMedia’s subsidiary FunTown, based in Taipei, Taiwan, is a leading Asian casual game portal and operates the world’s largest online Mahjong game site in terms of revenues. GigaMedia also operates a major Taiwanese broadband ISP, which provides Internet access service with multiple delivery technologies to consumers. GigaMedia’s subsidiary KBT provides broadband services to corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

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